UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

MAIDEN HOLDINGS, LTD.

(Name of Issuer)

Common Shares, $.01 par value

  (Title of Class of Securities)

G5753U112

(CUSIP Number)

with copies to:

Maiden Holdings, Ltd.

131 Front Street, 2nd Floor

Hamilton HM 12 Bermuda

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 10, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. G5753U112

1	NAME OF REPORTING PERSON:
Barry D. Zyskind

SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS: NA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS:
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
United States of America

Number of	7	SOLE VOTING POWER:
Shares
Beneficially		3,269,292
Owned by	8	SHARED VOTING POWER:
Each
Trustee		0
With:	9	SOLE DISPOSITIVE POWER:

		3,269,292
	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
3,269,292
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDE CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
4.4%
14	TYPE OF REPORTING PERSON (See Instructions):
IN

This Amendment No. 1 on Schedule 13D (this “Statement”) is being filed by the undersigned to amend the Schedule 13D filing made on September 9, 2011. Except as specifically amended and supplemented by this Amendment No. 1, the Schedule 13D remains in full force and effect. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

Item 1.       Security and Issuer.

The title and class of equity security to which this Schedule 13D (this “Statement”) relates is the common shares, par value $.01 per share (the “Common Shares”), of Maiden Holdings, Ltd., an insurance holding company organized under the laws of Bermuda (the “Issuer”). The address of the Issuer’s principal executive offices is 131 Front Street, 2nd Floor, Hamilton HM12 Bermuda.

Item 2.       Identity and Background.

This report is being filed by Barry D. Zyskind (the “Reporting Person”) with a business address of 59 Maiden Lane, 6th Floor, New York, New York 10038. The Reporting Person is a citizen of the United States of America. The Reporting Person is the President, Chief Executive Officer and director of AmTrust Financial Services, Inc., an insurance holding company. The principal address of AmTrust Financial Services, Inc. is 59 Maiden Lane, 6th Floor, New York, New York 10038.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On November 23, 2011, the Reporting Person acquired 23,340 Common Shares at $7.89 per share on the open market. The source of funds for this purchase was the Reporting Person’s personal funds.

On December 30, 2011, the Reporting Person gifted 50,000 Common Shares to Teferes Foundation (“Teferes”), a charitable foundation indirectly controlled by the Reporting Person as a trustee of Teferes. The Reporting Person does not have a beneficial interest in the Common Shares owned by Teferes Foundation, and therefore disclaims beneficial ownership of these Common Shares.

On May 7, 2012, the Reporting Person acquired 2,100 Common Shares at $8.01 per share on the open market. The source of funds for this purchase was the Reporting Person’s personal funds.

On August 19, 2012, the Reporting Person acquired 10,358 Common Shares at $8.25 per share on the open market. The source of funds for this purchase was the Reporting Person’s personal funds.

On December 31, 2014, the Reporting Person gifted 200,000 Common Shares to Teferes.

On March 30, 2015, Teferes gifted 155,000 Common Shares to an unrelated third party.

On August 7, 2015, the Reporting Person sold 158,000 Common Shares at $16.4639 on the open market.

On August 10, 2015, the Reporting Person sold 142,000 Common Shares at $16.5121 on the open market.

Item 4.       Purpose of Transaction.

The transactions described in Item 3 of this Statement were effected for investment purposes only.

The Reporting Person does not have any current plans or intentions which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Person beneficially owned 3,269,292 Common Shares.

(b)	As of the date hereof, the Reporting Person had sole voting and dispositive power with respect to 3,269,292 Common Shares held directly by the Reporting Person.

(c)	Except for the transactions described in Item 3, the Reporting Person has not had any other transactions in the Common Shares that were affected during the past 60 days.

(d)	Not applicable.

(e)	The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Shares in 2015.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person executed a Limited Power of Attorney as authorized by the Michael Karfunkel Family 2005 Trust (the “Family Trust”), pursuant to which the Reporting Person appointed Leah Karfunkel as attorney-in-fact to exercise sole and exclusive voting, investment and dispositive power over the Common Shares held by the Family Trust.

Item 7. Materials To Be Filed As Exhibits.

Exhibit 99.1 – Limited Power of Attorney, dated July 28, 2015, executed by Barry D. Zyskind.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

August 11, 2015

BARRY D. ZYSKIND

By:	/s/ Barry D. Zyskind